Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

No.	Company	Jurisdiction

1.	LC Industrial Investment Limited	Hong Kong

2.	Lianhui Auto (Langfang) Co., Ltd.	PRC

3.	Beijing China Auto Rental Co., Ltd.	PRC

4.	Beijing Beichen Auto Rental Co., Ltd.	PRC

5.	Guiyang Jinglv Commerce and Trading Co., Ltd.	PRC

6.	Shanghai Huadong Auto Rental Co., Ltd.	PRC

7.	Chongqing China Auto Rental Co., Ltd.	PRC

8.	Guangzhou China Auto Rental Co., Ltd.	PRC

9.	Wuxi China Auto Rental Co., Ltd.	PRC

10.	Beijing Kaipu Parking Management Co., Ltd.	PRC

11.	Beijing Da Shi Hang Hua Wei Labor Services Co., Ltd.	PRC

12.	Shanghai Tai Chang Chauffeured Services Co., Ltd.	PRC